Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ NYSE Amex Ticker Symbol: AZK U.S. Registration: (File #001-31893)

SECOND QUARTER REPORT

JUNE 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports financial results for the second quarter of 2010, which have been prepared on the basis of available information up to August 10, 2010. Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.

The second quarter of 2010 was highlighted by the following:

§	Cash flow from operations of $16.5 million, up 80% from first quarter 2010.
§	Gold production of 38,527 ounces.
§	Net earnings of $5.3 million, or $0.03 per share.
§	Total cash costs of US$504 per ounce(1) and operating margins of US$578 per ounce.
§	$124 million in cash, working capital of $122 million, and no debt.
§	A 35% increase in measured and indicated mineral resources at Joanna.
§	Encouraging results from drilling in the Principal area at Casa Berardi.
§	Optioning three attractive exploration properties in Quebec.

From the President and Chief Executive Officer, David Hall

“Our second quarter financial results reflect improved performance at Casa Berardi as we gradually work through a lower grade area of the mine.” said David Hall, President and Chief Executive Officer. ”We anticipate completing the mining of the lower grade material by the end of this year, paving the way for increased gold production and lower costs per ounce in future years. On the exploration front, we experienced encouraging results at both Casa Berardi, in the Principal area, and at Joanna, which resulted in a significant increase in resources at the Hosco deposit. We also enhanced our exploration portfolio by acquiring options on three attractive properties, where we intend to use our strong financial capacity and technical expertise to add value for our shareholders, as we have at Casa Berardi and Joanna.”

1 See “Non-GAAP measures on page 8.

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FINANCIAL RESULTS Second Quarter 2010

Adjusted net earnings rose 13% to $4.4 million, or $0.03 per share in the second quarter of 2010 compared to adjusted net earnings of $3.9 million, or $0.02 per share, for the same quarter of 2009. The adjusted net earnings exclude the positive impact of non-cash unrealized derivative gains, on an after tax basis, of $0.9 million and $9.7 million in each respective second quarter of 2010 and 2009. Operating profit margins increased to US$578(2) per ounce compared to US$511 per ounce in the same quarter of 2009, despite the adverse impact of the Canadian dollar strengthening 12% against the US dollar compared to the same period of 2009. Net earnings for the quarter were $5.3 million, or $0.03 per share, compared to net earnings of $13.6 million, or $0.08 per share, in the same period of 2009.

Revenue for the quarter from Casa Berardi operations rose 12% to $50.5 million from the sale of 39,964 ounces of gold, compared to $45.2 million from the sale of 42,042 ounces of gold in the same quarter of 2009. Net of realized derivative losses, revenues were $44.9 million compared to $44.2 million in the same quarter of 2009. After adjusting for the impact of net derivative losses, the average realized gold price was US$1,082 per ounce, and the average Cad/US exchange rate was 1.03, compared to realized prices of US$897 per ounce and an average exchange rate of 1.17 in the same quarter of 2009.

During the second quarter, 60% of the gold sales were delivered against gold call options at an average price of US$907 per ounce, 14% lower than the average London fixing of US$1,196 per ounce. In the same quarter of 2009, 38% of the gold sales were delivered against gold call options at an average price of US$874 per ounce.

As at June 30, 2010, the Company had 18,558 ounces of gold call option contracts remaining that are exercisable at US$915 per ounce during the third quarter of 2010 and has purchased 5,358 ounces of gold call options that are exercisable by the Company over the same period at US$863 per ounce. The net balance of call options totalling 13,200 ounces represents less than 40% of planned production for the third quarter of 2010, allowing the balance to be sold at the prevailing spot prices. The final expiry date of the derivative contracts is September 30, 2010, after which 100% of the Company’s gold production will be sold at prevailing spot prices. The Company will thereafter benefit fully from prevailing strong gold prices.

Operating costs in the second quarter of 2010 totalled $20.8 million, while depletion, depreciation and accretion (“DD&A”) totalled $9.8 million. On a unit cost basis, total cash costs per ounce of gold sold were US$504(2) and DD&A amortization was US$240 per ounce, for a total production cost of US$744 per ounce.

Administrative and general costs in the second quarter rose to $3.3 million from $2.6 million in the same period of 2009, as a result of increased staffing and non-cash stock based compensation charges totalling $1.0 million. In the second quarter of 2009, stock based compensation charges totalled $0.6 million.

Continued exploration activities at Joanna and Kipawa, together with work associated with the Joanna feasibility study have resulted in increased exploration expenditures of $3.2 million during the second quarter of 2010, compared to $0.7 million in the same period of 2009.

Income and resource taxes totalled $5.0 million, of which $2.4 million are current Quebec resource taxes and $2.6 million are future income taxes. Future income taxes are a result of temporary differences between the tax and accounting bases of the Company’s assets and liabilities.

Cash flow from operating activities in the second quarter increased 80% compared to the first quarter of 2010, totalling $16.5 million, and compared to cash flow of $22.5 million in the same period of 2009. The decrease in cash flow between the two second quarters is primarily related to increased exploration and feasibility related activities in the second quarter of 2010 and a $4.6 million decrease in non-cash working capital in the same quarter of 2009.

Capital expenditures at Casa Berardi totalled $6.4 million in the second quarter of 2010, of which $4.3 million was on sustaining capital and development, and $2.1 million was on exploration activity. A further $0.7 million was attributable to property acquisition costs.

Financing activities from the exercise of incentive stock options and repayment of government assistance during the second quarter resulted in a net cash inflow of $1.1 million. In the same period of 2009, a $47.3 million equity financing together with the exercise of incentive stock options, net of the repayment of a $0.6 million government assistance program, provided $47.4 million.

2 See “Non-GAAP measures on page 8.

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First Half 2010

Net earnings for the six months ended June 30, 2010, were $7.5 million, or $0.05 per share, compared to $18.6 million or $0.12 per share in the same period of 2009. First half operating results were adversely impacted by a strong Canadian dollar and by the planned sequencing of lower than average ore grades compared to the same period of 2009. In addition, increased exploration activity and feasibility related studies, together with higher non-cash stock based compensation charges impacted results for the first half of 2010. After removing the positive impact of non-cash unrealized derivative gains, on an after tax basis, of $3.2 million, and $9.3 million in each respective first half of 2010 and 2009, earnings were $4.3 million, or $0.03 per share, compared to adjusted earnings in the same period of 2009 of $9.3 million or $0.06 per share.

Cash flow from operating activities totalled $25.7 million, compared to cash flow of $42.3 million for the same period of 2009. Cash flow was adversely impacted by lower earnings and movements in non-cash working capital items compared to the same period of 2009. The operating profit margin increased to US$529(3) per ounce, compared to US$511 per ounce in the same period of 2009.

Actual gold production of 73,715 ounces, is on track with the Company’s forecast of producing 145,000 – 155,000 ounces of gold in 2010. Gold production in the same period of 2009 was 78,840 ounces.

Investing activities in the first half of 2010 totalled $15.9 million, of which $15.2 million was incurred on sustaining capital and exploration expenditures at Casa Berardi and $0.7 million was incurred for property acquisition costs and related marketable securities. In the same period of 2009, investing activities totalled $29.6 million, of which $20.6 million was incurred on capital and exploration expenditures at Casa Berardi and $9.0 million was transferred to restricted cash accounts.

Financing activities during the first half of 2010 resulted in a net cash inflow of $1.5 million as a result of incentive stock option exercises, reduced by the repayment of government assistance of $0.6 million. In the same period of 2009, financing activities resulted in a net cash inflow of $41.5 million as a result of a $47.3 million equity financing and $3.0 million from the exercise of incentive stock options, reduced by a principal debt repayment of $8.2 million and a $0.6 million repayment of government assistance.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2010, cash and cash equivalents increased to $124.3 million, compared to $113.1 million as at December 31, 2009. Working capital increased to $122.2 million, compared to $101.7 million at the end of 2009. Included in working capital are net derivative liabilities totalling $4.1 million compared to $8.6 million at the end of 2009. Aurizon had no debt as at June 30, 2010.

CASA BERARDI

Casa Berardi produced 38,527 ounces of gold in the second quarter of 2010, and 39,964 ounces were sold at an average price US$1,082 per ounce.

In November 2006, Aurizon completed development of Casa Berardi, which has since produced 569,006 ounces of gold. As at December 31, 2009, estimated proven and probable gold reserves totalled 1,010,000 ounces from 4.4 million tonnes of ore at an average grade of 7.1 grams of gold per tonne.

3 See “Non-GAAP measures on page 8.

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(Unaudited)		2010		2009
	1st Half	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	361,135	182,487	178,648	172,343	178,420	170,429	167,484
Grade – grams/tonne	7.00	7.20	6.79	7.16	8.14	7.84	7.93
Mill recoveries - %	90.7%	91.2%	90.2%	91.9%	94.2%	92.8%	91.3%
Gold production – ounces	73,715	38,527	35,188	36,459	43,962	39,874	38,966
Gold sold – ounces	74,387	39,964	34,423	36,183	43,650	42,042	37,400
Per ounce data – US$(4)
Average realized gold price (i)	$1,049	$1,082	$1,010	$946	$929	$897	$888
Total cash costs (ii)	$520	$504	$538	$459	$392	$386	$379
Amortization (iii)	234	240	228	224	212	189	183
Total production costs (iv)	$754	$744	$766	$683	$604	$575	$562
Bank of Canada exchange rate – Cad/US dollar	1.034	1.028	1.041	1.056	1.097	1.167	1.246
Table footnotes(4):
(i)	Realized gold prices net of realized derivative gains or losses divided by ounces sold.
(ii)	Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
(iii)	Depreciation, amortization and accretion expenses.
(iv)	Total cash costs plus depreciation, amortization and accretion expenses.

Gold production for the second quarter of 2010 totalled 38,527 ounces from the processing of 182,487 tonnes at an average grade of 7.2 grams of gold per tonne. Mill recoveries improved by 1% over the first quarter to 91.2% as a result of higher ore grades. This compares to ore grades of 7.8 grams of gold per tonne and recoveries of 92.8% in the same quarter of 2009. As a result of increased mining flexibility due to additional working areas, daily ore throughput increased to 2,005 tonnes per day in the second quarter, compared to 1,870 tonnes per day in the same quarter of 2009.

The anticipated sequencing of lower grade ore in 2010, together with lower mill recoveries and a strong Canadian dollar, resulted in total cash costs of US$504 per ounce in the second quarter of 2010, compared to US$386 in the same quarter of 2009. The higher total cash costs per ounce were primarily due to a combination of the Canadian dollar strengthening 12% against the US dollar and lower ore grades. Unit operating costs(4) on a Canadian dollar per tonne basis were stable at $107 per tonne and lower than the second quarter 2009 costs of $112 per tonne costs. The operating profit margin(4) increased to US$578 per ounce compared to US$511 per ounce in the same quarter of 2009.

4 See “Non-GAAP measures on page 8.

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Modifications to the stope design of the Lower Inter Zone in late 2009 have resulted in mining a larger mineralized envelope containing lower grade ore. Approximately 43% of 2010 production will come from this Zone. Higher ore grades are anticipated in 2011 as more areas containing reserve grade material are included in the mine plan, which is expected to result in higher gold production and lower total cash costs per ounce.

Casa Berardi Exploration

In the second quarter of 2010, two surface rigs and seven underground drill rigs were active at Casa Berardi. Surface drilling focused on infill drilling of the Principal open pit area, extensions of the Lower Inter Zone, and targets in the area of the East Mine. Four drill rigs have also been active underground on the 810 level exploration drift, testing the lateral extensions of Zones 118-120 to the north, the lateral extensions of Zone 123S to the south, and the down-plunge extension of Zone 113. Two underground rigs have been testing the eastern extension of Zone 109 from the 550 level drift, and the depth extensions of the Principal Zones, from the 280 level drift. The remaining underground drill rig was active in the East Mine area.

Surface infill drilling of the Principal area crown pillar, which is located approximately 1.0 kilometre east of the production shaft, has confirmed the previously known strike extension of the mineralization, as well as identifying new mineralization, indicating that the zones remain open in all directions. The best drill results include 4.6 grams of gold per tonne over 68.0 metres (true width); 6.2 grams of gold per tonne over 43.0 metres (true width); and 7.0 grams of gold per tonne over 38.0 metres (true width). Sixty-six of the sixty-eight reported holes were successful in intersecting mineralization above the cut-off grade of 1.0 grams of gold per tonne.

The objective of the infill drill program was to increase the quantity and improve the quality of the mineral resources previously defined in the Principal area and to provide information for a pre-feasibility study of an open pit, which is expected to be completed by the end of the fourth quarter of 2010. As of December 31, 2009, the crown pillar of the Principal area hosted estimated indicated mineral resources of 1.8 million tonnes at 6.2 grams of gold per tonne for 355,000 gold ounces and estimated inferred mineral resources of 0.8 million tonnes at 6.0 grams of gold per tonne for 162,000 gold ounces.

OTHER PROPERTIES

Joanna Gold Development Property

Aurizon completed a Pre-Feasibility Study on the Hosco deposit on the Joanna property in 2009 which established estimated in pit proven and probable gold mineral reserves of 995,600 ounces from 23.6 million tonnes of ore at an average grade of 1.3 grams of gold per tonne.

During the second quarter of 2010, an updated mineral resource estimate was completed for the Hosco deposit using the results from 24,000 metres of drilling conducted during the fall of 2009 and winter of 2010. Using a cut-off grade of 0.5 grams of gold per tonne, the estimated measured and indicated mineral resources have increased by 446,000 gold ounces, a 35% increase when compared to the previous estimate used in the Pre-Feasibility Study and now total 1.7 million gold ounces for the Hosco deposit only. An increase of 259,000 ounces comes from outside the pit outline that was determined by the Pre-Feasibility Study and 187,000 ounces comes from the lateral extensions between surface and a depth of 100 metres. Inferred mineral resources estimates have also increased by 91,000 ounces, up 11% from the previous estimate.

The feasibility study currently in progress under the direction of BBA Inc. will incorporate the updated resource estimate on the Hosco deposit as well as the results from the metallurgical pilot test, a hydro-geological and geo-technical study and other studies currently in progress. The feasibility study is expected to be completed by the end of the fourth quarter of 2010.

Aurizon intends to continue its drill program to increase and convert the mineral resource base at Joanna, and to further explore the potential extensions of the Hosco deposit, the Heva deposit located 5 kilometres further west, and the Alexandria property.

Kipawa Gold Property

A $1.1 million exploration drilling program is presently underway to test gold targets identified from prior field activities. The program is expected to be completed by the end of the third quarter of 2010.

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New Exploration Properties

Consistent with Aurizon’s strategy of assembling a portfolio of exploration properties at various stages of development to provide a strong pipeline for future growth, agreements have been entered into that allow Aurizon to earn interests in the following exploration properties:

Marban Block Property

  Aurizon can earn up to a 65% interest in forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties. The Marban block covers 3 kilometres of a 500 metre wide favourable gold bearing shear zone punctuated by historic production, current mineral resources and exploration potential. Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area. The first phase of Aurizon’s involvement on the project will focus on additional drilling to extend resources potentially mineable by open pit.

Fayolle Property

  Aurizon can earn up to a 65% interest in 39 mining claims covering 1,373 hectares across the Porcupine- Destor Break, one of the most productive gold bearing structures of the Abitibi Belt. The Fayolle Property is situated 10 kilometres north of Aurizon’s Joanna Project in Quebec. Drilling efforts will be concentrated on two targets; down dip extensions of the known Fayolle deposit resource outline; and generating and testing other targets using already defined geological controls.

Rex South Property

  Aurizon can earn up to a 65% interest in 1,274 claims covering a surface area of 555 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec. The Rex South property is 42 kilometres long by 15 to 20 kilometres wide and hosts strong exploration potential based on extensive geochemical anomalies; geophysical signatures and the presence of several mineralized prospects, including high-grade gold and copper values obtained by grab samples.

Duverny Property

  Aurizon can earn a 100% interest in 14 mineral claims covering 2,700 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties. An additional 87 claims surrounding the property have been staked, subject to acceptance by Provincial authorities. The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor. Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

OUTLOOK

With cash balances of $124 million and no debt as at June 30, 2010, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves at both Casa Berardi and Joanna and to aggressively explore its new exploration properties in Quebec.

The fundamentals for gold remain very strong as uncertainties regarding the sustainability of the global economic recovery threaten a weak US dollar and as sovereign debt issues in Europe continue to linger. Against this backdrop of uncertainty, central bank and investment buying of gold bullion appears to be strong. The Canadian dollar appears to be strengthening closer to parity against the US dollar as Canada’s strong economic fundamentals attract foreign capital flows. However, any strengthening of the Canadian dollar should be more than compensated by higher gold prices that reflect a weaker US dollar.

Based upon first half results and the mine plan for the balance of 2010, Casa Berardi remains on target to produce approximately 145,000 – 155,000 ounces of gold. The forecast total cash costs in U.S. dollar terms of US$500 per ounce for the full year remain unchanged from the first quarter forecast, assuming the Canadian dollar remains at current levels of 1.03 against the U.S. dollar for the balance of the year.

Beginning in 2011 through 2013, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating US$425 per ounce, as higher grade areas are included in the mine plan. It is anticipated that the mine plan will be revised to incorporate the results of the extensive drill programs currently in progress.

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At Casa Berardi, the results of the surface infill drill program of the Principal area will be integrated into a new resource estimate and block model in order to complete a pre-feasibility study to assess the relative risks and opportunities of mining the Principal Zones crown pillar by open pit. Additional drilling will be conducted to verify the down dip extensions of the zones.

Elsewhere at Casa Berardi, drills will continue to be active on the 810 metre level exploration drift delineating the 113(deep), 113(S4), 118 and 123 Zones. Results from drilling in this area in the first half of the year have been encouraging and the potential for upgrading and increasing existing resources is excellent. The 600 metre extension to the 550 metre level exploration track drift should be completed in September, 2010 and will provide a drilling platform to verify the continuity between the Principal Zones, and the 118, 120 and 123 Zones. A surface exploration drilling program at both the East and West Mine is continuing to evaluate the extension of existing zones and to test new interpolated targets.

On-site mining, milling and administrative costs are expected to average $107 per tonne in 2010.

At Casa Berardi, the average daily mine production is estimated at 2,000 tonnes per day in 2010, up from 1,887 tonnes per day in 2009. Ore grades are expected to average 6.9 grams per tonne compared to the 7.8 grams per tonne achieved in 2009.

Sustaining capital expenditures at Casa Berardi for the second half of 2010 are estimated to be $9.8 million, and will include development of the upper and lower portions of Zone 113, as well as development to access Zones 115 and 118. Also included in this amount are underground infrastructure additions, equipment replacement, and tailings pond construction. In order to access mineral reserves in Zone 118 below the 810 metre level as well as mineral resources in Zone 123, $2.8 million will be invested in the second half to commence a ramp from the 810 metre level. A further $5.0 million will be invested on exploration in the second half of 2010 and $1.0 million to complete the exploration drift at the 550 metre level. Additional exploration programs and budgets for the balance of the year will be developed to reflect results achieved.

At Joanna, an additional $5.1 million exploration program comprising 44,000 metres of drilling, utilising two to four drill rigs, was initiated in July, of which approximately $3 million will be incurred in 2010. These rigs will perform exploration and infill drilling on surface targets covering various extensions of the Hosco deposit, the Alexandria property and the Heva deposit. A final feasibility study, which will incorporate the recently updated resource estimate and the results of metallurgical testwork and various other studies currently in progress, is anticipated to be completed by the end of the fourth quarter of 2010.

At Kipawa, a $1.1 million exploration drilling program to test gold targets is presently underway to test gold targets identified from prior field activities.

At Marban, a $5.0 million exploration program comprising 50,000 metres of drilling will commence in September 2010 to test the lateral and depth extensions of the existing mineral resources.

At Fayolle, a $3.5 million exploration program comprising 14,000 metres of drilling together with trenching and prospecting, has commenced to test possible extensions of the existing mineralization.

At Rex South, a $1.5 million exploration program involving airborne magnetic and spectrometric geophysical surveys, a lake bottom sediment geochemical survey, and surface prospecting is underway.

At Duverny, an initial exploration program comprising an airborne magnetic survey and surface prospecting has commenced at a cost of $0.5 million.

Aurizon continues to evaluate various opportunities, particularly in Quebec, where it can utilize its technical expertise and financial resources to create value, as it has done previously at both Casa Berardi and Joanna. The objective is to assemble a portfolio of properties at various stages of development to complement Aurizon’s current production and development base and to provide a strong pipeline of projects for future resource and reserve development and production growth.

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2009, its news releases dated March 1, 2010 and July 5, 2010

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 8 -

and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

NON-GAAP MEASURES

Calculation of Adjusted Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as detailed in the table below. Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP. The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	2nd Quarter 2010	2nd Quarter 2009	1st Half 2010	1st Half 2009

(in thousands of Canadian dollars, except per share amounts)
Net earnings as reported	$5,280	$13,585	$7,496	$18,633
Deduct the after-tax effect of:
Unrealized derivative gains	(882)	(9,723)	(3,185)	(9,305)
Adjusted net earnings	$4,398	$3,862	$4,311	$9,328
Adjusted net earnings per share	$0.03	$0.02	$0.03	$0.06

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing that by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report. Aurizon reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs. The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.

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Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price. For the second quarter of 2010, the average realized gold price was US$1,082 less total cash costs of US$504 for an operating profit margin of US$578, compared to an average realized gold price of US$897 less total cash costs of US$386 for an operating profit margin of US$511 in the same quarter of 2009. For the first half of 2010, the average realized gold price was US$1,049 less total cash costs of US$520 for an operating profit margin of US$529, compared to an average realized gold price of US$893 less total cash costs of US$382 for an operating profit margin of US$511 in the same half of 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS with the first IFRS compliant statements to be released for the quarter ended March 31, 2011. The transition date of January 1, 2010 will require, for the purpose of comparatives, the Company’s balance sheets as at December 31, 2009 and December 31, 2010 and the interim and annual statements of income and cash flows for 2010, to be converted from Canadian GAAP to an IFRS basis.

The Company established an IFRS project team in 2009 that continues to report regularly to Management, the Audit Committee and Board of Directors to ensure a smooth transition to IFRS. The Audit Committee is overseeing the IFRS project, and hold Management accountable for a successful transition.

The Company identified four phases to the IFRS transition project which is discussed in detail in the latest annual report (2009) available on the Company’s website at www.aurizon.com.

Current status of the IFRS transition project is as follows:

PHASE	DESCRIPTION	STATUS
Phase 1	Preliminary diagnostic and project plan development	Complete
Phase 2	Detailed analysis of key IFRS conversion elements	Complete*
Phase 3	Implementation	In progress
Phase 4	Post implementation review	To commence in 2011**

* Key IFRS conversion elements as identified at June 30, 2010. The IFRS project team monitors corporate development activities and if there is any resulting change from current reporting date to transition date, the IFRS project team will update key IFRS conversion elements as required.

** Post implementation review will involve a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies.

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Timing

The Audit Committee and Management are satisfied the IFRS conversion project is on schedule and the table below summarizes the estimated timing of significant activities related to the Company’s transition to IFRS:

ACTIVITY	-	ESTIMATED TIMING
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives (excluding tax IFRS adjustments)	-	Completed as at June 30, 2010.
Assessment of first-time adoption (IFRS 1) requirements and alternatives (excluding tax IFRS adjustments)	-	Completed as at June 30, 2010
Assessment of first-time adoption (IFRS 1) tax adjustment requirements and alternatives	-	September 30, 2010
Impact assessment of the IFRS transition on internal controls, SOX and contractual arrangements	-	December 31, 2010
Management and employee education and training	-	Ongoing - throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	-	Ongoing - throughout the transition process

Discussion of the Key Elements of the IFRS Changeover Plan

Impact of IFRS on accounting policy choices – As at June 30, 2010, no material change to our current accounting policy choices under Canadian GAAP is expected for reporting under IFRS in our first interim financial statements to be issued on March 31, 2011. IFRS requires more detailed disclosures for accounting policy choices and the first interim financial statements under IFRS will reflect this.

Internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) – As at June 30, 2010 no significant changes in ICFR and DC&P are expected for the Company’s transition to IFRS. The IFRS project team will continue to monitor these controls quarterly and update any changes should they arise.

Financial reporting expertise – The Company has established a dedicated IFRS project team that is based in the Vancouver head office. All members of the project team have all been trained on IFRS, and attend regular update sessions. The IFRS project team is in regular contact with operations staff involved with IFRS. On-site training for all operations staff involved in the IFRS transition is scheduled for the third quarter of this year. The Audit Committee and Board of Directors are updated regularly by the IFRS project team.

Business activities – As at June 30, 2010, the IFRS transition project has not given rise to any significant impact on current business activities. The project team is prepared for uncertainties and should circumstances change, the Company has staff available to review the potential IFRS impact and report to Management as soon as possible.

IT systems – As at June 30, 2010, the IFRS project team is recommending to Management that no significant IT changes are required for the transition to IFRS. The accounting software will be updated to the latest Canadian GAAP and IFRS versions available, but any IFRS changes at this point in time will be tracked separately. Should any other future IT system changes be required, the IFRS Project team will advise Management as soon as possible.

Quarterly updates –The Company will continue to update the IFRS transition progress on a quarterly basis and is committed to ensuring that the key stakeholders and shareholders are informed about the anticipated effects of the IFRS transition.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 11 -

Quantitative Disclosures

The opening balance sheet for transition to IFRS as at January 1, 2010 (excluding IFRS tax adjustments) is substantially complete as at August 10, 2010. To date, the Company has identified the following estimates of the quantitative adjustments to Shareholder’s Equity for the transition date of January 1, 2010:

IFRS Transition Adjustment	Estimated Impact on Shareholder’s Equity January 1, 2010
Asset retirement obligation	Reduction of $6.1 million
Share based payments	Reduction of $0.3 million
Property, plant and equipment	No adjustment
Tax	Not available as at reporting date

The adjustments identified above reflect the Company’s best estimate given all information available as at the reporting date. The IFRS tax adjustment upon transition is expected to be finalised during the third quarter of 2010 and will be reported in the financial report for the quarter ended September 30, 2010.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the period ended June 30, 2010 from those described in the 2009 annual financial statements and 2009 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 12 -

(in thousands of Canadian dollars, except per share amounts)
(Unaudited)	2nd Quarter 2010	1st Quarter 2010	4th Quarter 2009	3rd Quarter 2009	2nd Quarter 2009	1st Quarter 2009	4th Quarter 2008	3rd Quarter 2008
Revenue	$50,471	$39,831	$41,975	$45,549	$45,168	$42,868	$37,517	$35,502
Operating costs	20,836	19,424	17,738	18,989	19,085	17,667	16,590	17,025
Administrative and general costs	3,325	5,288	3,185	2,250	2,622	2,794	3,182	1,866
Exploration costs	3,207	2,177	1,070	729	738	1,232	3,116	3,133
Derivative (gains) losses	4,317	158	5,084	667	(12,931)	2,234	5,794	(3,451)
Net Earnings (Loss)	5,280	2,216	9,862	8,211	13,585	5,048	(4,054)	7,108
Earnings (Loss) per share – basic and diluted	0.03	0.01	0.07	0.05	0.08	0.03	(0.03)	0.05

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs. The average realized Canadian dollar gold price in the second quarter of 2010 was $1,082 per ounce compared to $1,041 per ounce in 2009 and $903 per ounce in 2008.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations. The fourth quarters of 2009 and 2008 had large derivative losses of $5.1 million and $5.8 million, respectively, while the second quarter of 2009 had a derivative gain of $12.9 million.

The fourth quarter of 2009 was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

OUTSTANDING SHARE DATA

As of August 10, 2010, Aurizon had 159,760,607 common shares issued and outstanding. In addition, 9,483,350 incentive stock options, representing 5.94% of outstanding share capital, are outstanding and exercisable into common shares at an average price of $4.07 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	June 30,	December 31,
	2010	2009
Issued	159,685,607	159,008,607
Diluted	169,243,957	166,957,707
Weighted average	159,326,524	156,265,947

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 13 -

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2010, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD. Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8

For further information, contact David P. Hall, President & Chief Executive Officer or

Ian S. Walton, Executive Vice-President & Chief Financial Officer,

 at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;

Web Site: www.aurizon.com          Email: info@aurizon.com

Or

Renmark Financial Communications Inc.

1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com

Maurice Dagenais: mdagenais@renmarkfinancial.com

Media:  Lynn Butler : lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 14 -

Aurizon Mines Ltd.

Balance Sheets (Unaudited)

As at

	June 30	December 31
(expressed in thousands of Canadian Dollars)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$ 124,326	$ 113,098
Marketable securities	355
Accounts receivable and prepaid expenses	5,426	4,825
Tax credits receivable	1,790	2,587
Derivative instrument assets	2,552	5,274
Current portion of future income tax assets	1,649	-
Inventories	10,205	11,897
	146,303	137,681
Non-current assets
Other assets	17,022	14,551
Property, plant and equipment	50,641	53,691
Mineral properties	118,794	117,370
TOTAL ASSETS	$ 332,760	$ 323,293

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 16,130	$ 16,451
Derivative instrument liabilities	6,632	13,885
Current portion of long-term obligations	755	652
Current provincial resource taxes payable	565	3,752
Current portion of future income tax liabilities	-	1,275
	24,082	36,015
Non-current liabilities
Long-term obligations	-	705
Asset retirement obligations	22,333	21,816
Future income and resource tax liabilities	37,259	29,120
TOTAL LIABILITIES	83,674	87,656

SHAREHOLDERS’ EQUITY
Share capital
Common shares issued –159,685,607 (2009 – 159,008,607)	250,443	247,365
Contributed surplus	979	979
Stock based compensation	13,198	10,178
Deficit	(15,389)	(22,885)
Accumulated other comprehensive loss	(145)	-
TOTAL SHAREHOLDERS’ EQUITY	249,086	235,637

TOTAL EQUITY AND LIABILITIES	$ 332,760	$ 323,293

Signed on behalf of the Board,

Andre Falzon,	Richard Faucher,
Director, Chairman of the Audit Committee	Director, Audit Committee Member

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 15 -

Aurizon Mines Ltd.

Statements of Earnings (Unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(expressed in thousands of Canadian Dollars, except per share data)	2010	2009	2010	2009

Revenue
Mining operations	$ 50,471	$ 45,168	$ 90,302	$ 88,036

Expenses
Operating	20,836	19,085	40,258	36,752
Depreciation, depletion and accretion	9,844	9,281	18,011	17,793
Administrative and general	3,325	2,622	8,612	5,415
Exploration	3,207	738	5,385	1,970
Derivative losses (gains)	4,317	(12,932)	4,475	(10,697)
Interest on long-term debt	-	131	-	383
Foreign exchange (gain) loss	(40)	1,118	(1,017)	2,814
Capital taxes	(751)	195	(487)	398
Non refundable tax credits	(377)	-	(585)	-
Other income	(184)	(137)	(294)	(454)
	40,177	20,101	74,358	54,374
Earnings for the period before income tax	10,294	25,067	15,944	33,662
Current provincial resource taxes	(2,392)	(3,250)	(3,234)	(4,417)
Future provincial resource taxes	(107)	(729)	(480)	(1,151)
Future income taxes	(2,515)	(7,503)	(4,734)	(9,461)
NET EARNINGS FOR THE PERIOD	$ 5,280	$ 13,585	$ 7,496	$ 18,633

Weighted average number of common shares outstanding	159,555	158,716	159,327	153,606
(thousands)
Earnings per share - Basic and diluted	$ 0.03	$ 0.08	$ 0.05	$ 0.12

Aurizon Mines Ltd.

Statements of Deficit and Accumulated Other Comprehensive Loss (Unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(expressed in thousands of Canadian Dollars)	2010	2009	2010	2009

Deficit – beginning of period	($ 20,669)	($ 54,543)	($ 22,885)	($ 59,591)
Net earnings for the period	5,280	13,585	7,496	18,633
DEFICIT – END OF PERIOD	(15,389)	(40,958)	(15,389)	($ 40,958)
Accumulated other comprehensive loss:
Unrealized loss on marketable securities	(145)	-	(145)	-
TOTAL DEFICIT AND ACCUMULATED OTHER	($15,534)	($40,958)	($15,534)	($40,958)
COMPREHENSIVE LOSS

The attached notes form an integral part of these financial statements.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 16 -

Aurizon Mines Ltd.

Statements of Cash Flow (Unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(expressed in thousands of Canadian Dollars)	2010	2009	2010	2009

Operating Activities
Net earnings for the period	$ 5,280	$ 13,585	$ 7,496	$ 18,633
Adjustment for non-cash items:
Depreciation, depletion and accretion	9,844	9,281	18,013	17,793
Refundable tax credits	(566)	(129)	(943)	(343)
Non refundable tax credits	(377)	-	(585)	-
Stock based compensation	952	641	3,967	1,565
Unrealized derivative gains	(1,167)	(13,876)	(4,530)	(12,943)
Future income taxes	2,622	8,232	5,215	10,612
Capital taxes	(154)	195	109	398
Other	-	-	104	34
	16,434	17,929	28,846	35,749
Decrease (increase) in non-cash working
capital items	76	4,608	(3,170)	6,524
Net cash provided by operating activities	16,510	22,537	25,676	42,273

Investing Activities
Property, plant and equipment	(1,483)	(4,198)	(3,065)	(7,723)
Mineral properties	(5,111)	(5,937)	(12,374)	(12,919)
Restricted cash funding	-	(3,969)	-	(8,982)
Purchase of marketable securities	(500)	-	(500)	-
Net cash used in investing activities	(7,094)	(14,104)	(15,939)	(29,624)

Financing Activities
Issuance of shares	1,710	48,086	2,132	50,348
Long-term obligations	(620)	(639)	(641)	(8,867)
Net cash provided by financing activities	1,090	47,447	1,491	41,481
NET INCREASE IN CASH AND CASH
EQUIVALENTS	10,506	55,880	11,228	54,130
CASH AND CASH EQUIVALENTS – BEGINNING
OF PERIOD	113,820	32,587	113,098	34,337

CASH AND CASH EQUIVALENTS – END OF PERIOD	$124,326	$ 88,467	$124,326	$88,467

The attached notes form an integral part of these financial statements.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 17 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

1.

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2009.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Tabular dollar amounts are in thousands of Canadian dollars unless otherwise shown.  Reference to $US is to United States dollars.

2.

OTHER ASSETS

Note	June 30 2010	December 31 2009

Tax credits receivable	$ 16,250	$13,438
Workers compensation premiums	160	501
Reclamation deposits	612	612
Total non-current other assets	$17,022	$14,551

a)   Non refundable tax credits

As at June 30, 2010, the Company has accrued a total of $16.25 million (December 31, 2009: $14.4 million) in respect of refundable and non refundable tax credits.  Non refundable tax credits may be used to reduce future capital and income taxes.  Accrued tax credits expected to be utilized within one year is $0.2 million, which represents the estimated 2010 Quebec capital tax expense.

b)   Reclamation deposits

As at June 30, 2010, the Company has invested $0.6 million in term deposits in accordance with the current financial guarantee requirements set forth by the Ministère des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine.  As updated mine closure plans are submitted to and approved by this government body, the related financial guarantees will be adjusted accordingly.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 18 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

3.

MINERAL PROPERTIES

a)

Fayolle Property

In May 2010, the Company entered into an exploration joint venture with Typhoon Exploration Inc., (“Typhoon”) whereby Aurizon can earn a 50% interest in Typhoon’s Fayolle property comprising 39 claims covering 1,373 hectares in the Abitibi region of Quebec.  The 50% interest, subject to an underlying 2% net smelter royalty, can be earned by incurring expenditures of $10 million over four years, of which $3.5 million is a firm commitment to be spent over the next two years.  The Company may earn an additional 15% interest on the project by either delivering a bankable feasibility study, or spending an additional $15 million on the project.  During the course of the initial four year term, the Company has the right to subscribe for common shares of Typhoon of up to $0.5 million on each anniversary of the option agreement, for a total investment of $2.0 million.  The first two subscriptions totalling $1.0 million are firm commitments and are required in order for the Company to earn the initial 50% interest. The first subscription totalling $0.5 million was completed in June 2010 and consisted of 609,756 shares at a unit price of $0.82 per share.

b)

Rex South Property

In May 2010, the Company entered into an agreement with Azimut Exploration Inc. (“Azimut”), under which the Company would be entitled to earn an initial 50% in Azimut’s Rex South Property situated in northern Quebec and comprising 1,274 claims covering a surface area of 555 square kilometres.  The 50% interest would be earned by making an initial cash payment of $150,000 on signing and making further cash payments for an aggregate of $580,000 over the next four years.  Minimum work expenditures totalling $1.0 million during the first year and further expenditures for an aggregate of $5.0 million over the next five years are required to earn the initial 50% interest.  An additional 15% interest can be earned by: making additional cash payments of $70,000 per year over five years for an aggregate of $350,000, incurring a minimum of $700,000 of work expenditures per year over a five year period for an aggregate of $3.5 million, and delivering a bankable feasibility study.

c)

Marban Property – Subsequent Event

In July 2010, the Company entered into an option and joint venture agreement with Niogold Mining Corporation ("Niogold") on the Marban Block property, located in the Malartic gold camp in the Abitibi region, Quebec.  Pursuant to the agreement, Aurizon can earn a 50% interest in the Marban Block, subject to underlying royalties, by:  incurring expenditures of $20 million over three years, of which $5.0 million is a firm commitment to be spent in the first year; completing an updated NI 43-101 compliant mineral resource estimate; making a resource payment equal to the sum of C$30 (or C$40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Measured and Indicated resource categories plus C$20 (or C$30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Inferred resource category, based on the updated resource estimate. Aurizon can earn an additional 10% interest, for an aggregate of 60% interest, by delivering a feasibility study.  Moreover, Aurizon can earn an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production.  NioGold will be operator during the initial earn-in period and Aurizon will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 19 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

4.           COMMITMENTS

a)

Derivative positions

The Company’s derivative positions at June 30, 2010 were as follows:

Total *
Gold
US$500 put options purchased - ounces	18,558
Call options purchased – ounces	5,358
Average call price per ounce	US$863
Call options sold - ounces	18,558
Average call price per ounce	US$915

Canadian – U.S. dollars
Forward sales contracts – ’000 Cad	$19,537
Average exchange rate Cad/US	1.08
* all derivative contracts expire in 2010

As at June 30, 2010, the net unrealized mark-to-market liability of the gold derivative positions totalled $4.34 million (2009: $9.7 million), and the currency derivative positions had a net unrealized mark-to-market asset value of $0.26 million (2009: $1.1 million), for a total unrealized net derivative liability of $4.08 million (2009: $8.6 million).  The spot gold price and Cad/US exchange rate were US$1,244 and 1.061 respectively as at June 30, 2010.

In August 2009, the Company reduced its exposure to the gold call options sold by purchasing 16,614 ounces of call options that expire in 2010 with an exercise price of US$863 per ounce.  The cost of the purchase, totalling $2.6 million (US$2.4 million at a Cad/US exchange rate of 1.08), has been reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options are reflected in earnings.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 20 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

4.           COMMITMENTS (Continued)

a)

Derivative positions (continued)

The net derivative liabilities as at June 30, 2010 are reflected in the balance sheets as follows:

	June 30, 2010			Dec 31, 2009
	Current Assets	Current Liabilities	Total Assets/(Liabilities)	Total Assets/(Liabilities)

Gold call options purchased	$2,178	-	$2,178	$4,228
Gold call options sold	-	($6,519)	(6,519)	(13,885)
Currency contracts	374	(113)	261	1,046
Totals – as at June 30, 2010	$2,552	($6,632)	($4,080)	($8,611)

b)    Contractual obligations

The Company’s significant contractual obligations as at June 30, 2010 are as follows:

(all figures undiscounted)	Note	Total	Due in less than 1 Year	Due 1 -3 Years	Due in more than 3 Years

Capital leases	5a	$ 25	$ 25	-	-
Reimbursable government assistance	5b	773	773	-	-
Environmental and reclamation		30,509	284	-	$ 30,225
Mineral properties commitments		3,500	3,500	-	-
Share subscription commitments		500	500	-	-
Hydro Quebec – distribution line		655	328	327	-
Head Office Operating Lease		78	78	-	-
Total contractual obligations		$ 36,040	$ 5,488	$ 327	$ 30,225

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 21 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

5.

LONG-TERM OBLIGATIONS

a)    Long-term obligations

	June 30 2010	December 31 2009

Capital lease obligation	$ 25	$ 66
Reimbursable government assistance	730	1,291
	755	1,357
Less current portions:
Capital lease obligation	(25)	(66)
Reimbursable government assistance	(730)	(586)
	(755)	(652)
Long-term obligations	$ -	$ 705

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 22 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

6.

SHARE CAPITAL

a)

Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid

Common Shares	Shares (thousands)	Amount

Balance as at December 31, 2009	159,008	$ 247,365
Exercise of stock options	151	422
Fair value of stock options exercised	-	189
Balance as at March 31, 2010	159,159	$ 247,976
Exercise of stock options	527	1,709
Fair value of stock options exercised	-	758
Balance as at June 30, 2010	159,686	$250,443

c)

Incentive Stock Options

i)

During the month of January 2010, incentive stock options were granted to officers, directors, and employees to purchase up to 2,052,500 shares at an exercise price of $4.84 per share.  The fair value of the options granted was estimated at $2.16 per share on the date of the grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	66.17%
Risk-free interest rate	1.77%
Expected lives	3.0 Years
Dividend yield	Nil
Expected forfeiture rate	2.5%

Accordingly, the Company recorded a stock based compensation expense of $2.1 million in the first quarter of 2010, relating to the options that vested immediately.  A further stock based compensation expense of $2.2 million will be charged to earnings over the three year vesting period of these options.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 23 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

6.

SHARE CAPITAL (Continued)

c)

Incentive Stock Options (continued)

ii)

During the month of May 2010, incentive stock options were granted to an officer to purchase up to 270,000 shares at an exercise price of $5.55 per share.  The fair value of the options granted was estimated at $2.59 per share on the date of the grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	59.21%
Risk-free interest rate	2.55%
Expected lives	3.9 Years
Dividend yield	Nil
Expected forfeiture rate	2.5%

The Company recorded a stock based compensation expense of $0.2 million in the second quarter of 2010, relating to the options that vested immediately.  A further stock based compensation expense of $0.5 million will be charged to earnings over the three year vesting period of these options.

In addition to the stock based compensation charges totalling $2.3 million relating to options granted during the six months ended June 30, 2010 that vested immediately, additional stock based compensation charges totalling $1.7 million relating to the vesting period accruals for all unexpired option grants have been charged to operations. The total aggregate stock based compensation charge for the six months ended June 30, 2010, is $4.0 million (2008 - $1.6 million).

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options is based upon the average length of time similar option grants in the past have remained outstanding prior to exercise. Volatility was estimated based upon historical price observations over the expected life of the options. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

iii)

The status of incentive stock options granted to officers, directors and employees as at June 30, 2010 and the changes during the period ending on that date are presented below:

	Options (thousands)	Weighted-averageexercise price
Outstanding at December 31, 2009	7,949	$3.75
Granted	2,053	$4.84
Exercised	(151)	$2.80
Outstanding at March 31, 2010	9,851	$3.99
Granted	270	$5.55
Exercised	(527)	$3.25
Cancelled / expired	(35)	$4.07
Outstanding at June 30, 2010	9,559	$4.07
Vested and exercisable at June 30, 2010	6,947	$3.94

As at June 30, 2010, there are 1.6 million stock options available for granting (Dec 31, 2009 – 3.2 million) in accordance with the provisions in the Company’s stock option plan.

AURIZON MINES LTD. SECOND QUARTER REPORT JUNE 30, 2010 - Page 24 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and six months periods ended June 30, 2010 and 2009

7.

OTHER INCOME

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009

Royalty income	$ 61	$ 66	$ 146	$ 139
Loss on disposal of property, plant and equipment	-	-	(64)	(34)
Interest income	123	71	212	349
Other income	$ 184	$ 137	$ 294	$ 454

8.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Cash (used in) provided by working capital items:
Accounts receivable and prepaid expenses	($ 596)	($ 1,217)	($ 601)	$ 476
Gold inventory	1,391	(54)	1,478	(434)
Supplies inventory	(183)	(91)	(240)	(437)
Non-refundable tax credits	(597)	(2)	(597)	533
Current provincial resource taxes payable	519	1,900	(3,187)	1,765
Accounts payable and accrued liabilities	(458)	4,072	(323)	4,621
Other	-	-	300	-
Decrease (increase) in non-cash working capital items	$ 76	$ 4,608	($ 3,170)	$ 6,524